Fee Waiver Agreement Schedule_ETF Trust I

IN WITNESS WHEREOF, the parties hereto have caused the forgoing Schedule A to be duly executed as of February 27, 2017.

SCHEDULE A

Fund	Effective Date	Limitation Period	Expense Limitation
Columbia Sustainable Global Equity Income ETF	March 1, 2017	February 28, 2018	0.40%
Columbia Sustainable International Equity Income ETF	March 1, 2017	February 28, 2018	0.45%
Columbia Sustainable U.S. Equity Income ETF	March 1, 2017	February 28, 2018	0.35%

COLUMBIA ETF TRUST I,

on behalf of the Funds listed in Schedule A

By:	/s/ Christopher O. Petersen
Name:	Christopher O. Petersen
Title:	President

COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC

By:	/s/ Amy K. Johnson
Name:	Amy K. Johnson
Title:	Global Head of Operations